Studsvik®

PRESS RELEASE 1(1)

June 26, 2002

Invitation to a telephone conference concerning Studsvik's formation of a jointly owned company for processing federal nuclear waste in the USA

Studsvik AB is forming a company in the USA together with Washington Group International Inc. for processing federal nuclear waste in the so-called DOE market.

Through the new company Studsvik will gain access to the market for so-called federal waste, which according to official estimates has a total value of 150 – 300 billion dollars over a 20 – 30 year period.

The turnover in the new company is expected to be 100 million dollars within a three to five-year period.

The agreement and the new company's operations will be presented in a telephone conference today at 11:00 am Swedish time.
Please call +46 8 598 067 45.

Studsvik®

PRESS RELEASE 1(3)

June 26, 2002

Studsvik is forming a jointly owned company for processing federal nuclear waste in the USA

Studsvik AB is forming a company in the USA together with Washington Group International Inc. (WGI) for processing federal nuclear waste on behalf of the US Department of Energy. WGI has a long-standing business relationship with the US Department of Energy, with contracts extending over several years for managing federal nuclear waste at large government facilities such as Hanford, Savannah River and Waste Isolation Pilot Plant (WIPP).

The new company, THOR Treatment Technologies^SM, will be owned by Studsvik's subsidiary Studsvik Inc. and WGI's subsidiary Westinghouse Government and Environmental Services Company, LLC.

Studsvik is contributing to THOR Treatment Technologies^SM a licence to use the THOR^SM process in the federal market in the USA and will receive in exchange 50% of the shares in the company. Westinghouse Government and Environmental Services will contribute the necessary working capital in return for the remaining 50% of the shares in the company.

Through THOR Treatment Technologies^SM Studsvik will gain access to the market for federal waste, which according to official estimates has a total value of 150 – 300 billion dollars over a period of 20 – 30 years.

THOR Treatment Technologies^SM intends to design, build and normally be responsible for operation of processing facilities for federal nuclear waste on behalf of the US Department of Energy. The Department of Energy is anticipated to own the processing facilities. The market consists of very large quantities of various organic and inorganic radioactive wastes currently stored throughout the DOE facilities. The THOR^SM process is well suited for the thermal treatment of this waste to make it suitable for final disposal. The THOR^SM process is anticipated to constitute a vital component of future processing facilities for this waste. The first contracts for demonstration tests are expected to be executed in autumn 2002 with initial processing contracts anticipated in 2003. Turnover in the new company is expected to amount to 100 million dollars within a three to five year period.

Studsvik's current operations at its Erwin facility, treatment of waste from the commercial nuclear power industry, will not be primarily affected by the new company. Testing and demonstration projects for the federal market may however be carried out at the Erwin facility.

Facts about the market for federal waste (the DOE market)

The DOE market is used as a collective term for a variety of governmental nuclear waste stored in the USA since the 1950s and which originated in nuclear research, development and production operations. The waste has been stored at 114 sites/facilities covering a total area of more than 1 million hectares.

The waste in question is generally to be rendered non-reactive and stabilized for final disposal. The THOR^{SM} technology produces an acceptable waste product for disposal at considerably less expense than for example vitrification.

The Environmental Management Program in the US Department of Energy is responsible for treating the waste as well as decontaminating and closing facilities at the numerous DOE sites. At the beginning of 2002 work at 74 small facilities was completed. The remaining 40 facilities include very large waste quantities as well as difficult technical challenges for the DOE with regard to waste treatment. The THOR^{SM} process is well suited to solve many of these problems.

The costs of the Environmental Management Program are expected to be 150 – 300 billion dollars.

Facts about the THOR^{SM} process

Studsvik has developed and patented a method for thermal treatment of organic waste, the THOR^{SM} pyrolysis/steam reforming process. This technology is currently deployed at Studsvik's Erwin facility and has demonstrated that complex solid and liquid waste forms can be treated cost-effectively and in an environmentally responsible way.

The waste is treated with fluid bed technology. Utilizing temperature and proprietary additives, the organic components of the waste are removed, reactive chemicals are neutralized and the radioactivity can be bound to the inert final product.

In late 2001, Studsvik carried out a demonstration project in which the efficiency of the THOR^{SM} process with regard to the federal waste was evaluated. The project shows that the THOR^{SM} process can be applied highly effectively to solid and liquid waste as a "stand-alone-process" or as a pre-process for a vitrification or other processing facility. The gas treatment stage of the THOR^{SM} processes can also be linked to other processes, for example direct thermal treatment of waste stored in barrels. Using such an approach, the treatment and subsequent characterization of drummed waste can be considerably simplified.

June 26, 2002

Facts about WGI

Washington Group International Inc. operates in six business areas, employs over 30,000 people and forecasts a turnover of about 2,700 million dollars for 2002. In its business area "Energy & Environment" WGI has a long-standing business relationship with the DOE with contracts extending over several years at the large Hanford, Savannah River and Waste Isolation Pilot Plant (WIPP) facilities, among others. WGI's other business areas are Infrastructure, Mining, Industrial/Process, Defense and Power.

For more information on Washington Group International Inc. please consult the company's website www.wgint.com.

Telephone conference

A telephone conference with CEO Hans-Bertil Håkansson and CFO Jerry Eriksson will be held at 11:00 am today, Swedish time.
Please call +46 8-598 067 45.

STUDSVIK AB (publ)

For further information please contact the Chief Executive Officer Hans-Bertil Håkansson on +46 155-22 10 26 or mobile +46 709-67 70 26.